May 31, 2019

Via EDGAR

David M. Plattner

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re:	Aura Systems, Inc.
PREC14A filed by Zvi Kurtzman et al.
Filed May 15, 2019
File No. 000-17249

Dear Mr. Plattner:

On behalf of Zvi Kurtzman (“Kurtzman”) and the other Participants, this letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 24, 2019, regarding the above-captioned filing (the “Consent Statement”).  For your convenience, we have restated the Staff’s comments and included under each Kurtzman’s responses.

General

1.                                      We note the Schedule 13D filing made by the Participants on May 21, 2019. Please advise us as to why such filing was made nearly two months following March 22, 2019, the date given by the Participants as the date that triggered the filing requirement, rather than within 10 days of such date, as required by Section 13(d) of the Exchange Act and Rule 13d-1 thereunder. In addition, and particularly in light of the trading history of Mr. Kurtzman and Mr. Lowy indicated in Annex I of the preliminary consent solicitation statement, please advise us as to what consideration was given during the past two years to the application of Section 13(d) and Regulation 13D-G thereunder to the activities of Mr. Kurtzman and Mr. Lowy.

RESPONSE:

The Participants believe that March 22, 2019 is the earliest date on which they could be considered to have formed a group for the purposes of changing the board of directors of Aura Systems, Inc. (“Aura” or the “Company”). Upon the Participants’ engagement of our firm as securities counsel in relation to the Consent Statement, which began in April 2019, the Participants were advised they should file a Schedule 13D. The Schedule 13D was filed shortly after our firm obtained the information required to be disclosed, and shortly after the filing of the Schedule 14A for the consent solicitation. The Participants acknowledge the Schedule 13D should have been filed within 10 days of March 22, 2019.

It is our understanding that Mr. Lowy’s only transaction in Aura’s common stock during the last two years was the transaction described in Annex I, and all of his holdings were acquired through private placements. We note that on October 8, 2004, Kurtzman filed a Schedule 13D that reported beneficial ownership of 14.92% of Aura’s common stock and that the differential between the reported beneficial ownership in the May 21, 2019 filing and the October 8, 2004 filing is less than 1%.

2.                                      With respect to the share ownership and trading history of Mr. Kurtzman and Mr. Lowy, please advise us as to what consideration has been given to the application of Exchange Act Section 16 and corresponding Rules 16a-2 and 16a-3 thereunder.

RESPONSE:

Aura’s Form 8-K filed on October 4, 2018 discloses that 7,364,735 shares of Aura’s common stock were issued to Mr. Kurtzman’s consulting firm, BetterSea LLC, in connection with a consulting agreement dated June 19, 2017.  However, those shares were issued directly to Kurtzman in August 2018. As noted above, Mr. Lowy has not traded in Aura’s common stock, but acquired his shares through private placements. Mr. Lowy’s ownership of Aura shares has been disclosed by Aura in its public filings. See Annex II to the Consent Statement.  Neither Kurtzman or Mr. Lowy were advised of their obligations under Section 16.

However, the Staff’s comment is duly noted. Pursuant to the Staff’s comment, the Participants will file a joint Form 3 and each of Messrs. Kurtzman and Lowy will file a Form 3, each in accordance with Rule 16a-2 and Rule 16a-3.

Consent Procedures, page 5

3.                                      We note the disclosure on page 6 and elsewhere that states that there were 53,453,661 shares of Common Stock outstanding as of March 26, 2019. Disclosure on page 3 indicates that such information is based on a report of Transfer Online.

Please be clear throughout the filing about the sources of information for share amounts, and please explain why the Company appeared to use a different figure (namely 48,801,770) for outstanding shares when calculating the results of the Participants’ March 26/27 consent effort. Please also explain the Participants’ understanding as to what figure will mark the appropriate denominator for purposes of determining the success of the consent solicitation to which this filing relates. Finally, assuming that 53,453,661 shares is the correct figure, please explain why 26,726,832 shares, rather than 26,726,831 shares, amounts to the requisite majority.

RESPONSE:

In response to the Staff’s comment, the relevant disclosures throughout the Consent Statement will be revised to disclose the source of the information. As noted in the Consent Statement, the Transfer Online report was furnished by Aura’s Delaware litigation counsel on April 12, 2019, in response to a stock list demand pursuant to 8 Del. C. § 220. Aura’s counsel represented to us that the Transfer Online report is the Company’s stock list as of March 26, 2019. Additionally, we note that the cover of Aura’s Form 10-Q/A filed on February 1, 2019, Aura’s most recent periodic report, reports that, as of January 14, 2019, 48,801,770 shares of Aura’s common stock were outstanding. This was the most recent information available until the Transfer Online report was furnished to us.

We believe that the appropriate denominator is 53,453,661, and as such will correct the requisite majority number of shares to be 26,726,831.

Reasons for the Consent Solicitation, page 8

4.                                      We note the disclosure that states, “[w]e are not aware of any current plans of the Company to hold an annual meeting in the foreseeable future.” Please disclose here that the Participants are pursuing litigation in Delaware that seeks to compel the Company to hold an annual meeting, as the disclosure in Item 4 of the Participants’ Schedule 13D filed May 21, 2019 indicates.

RESPONSE:

In response to the Staff’s comment, we have updated the disclosure in the Consent Statement with respect to the Participants’ efforts to compel an annual meeting.

Proposal No. 2: Director Election Proposal, page 11

5.                                      We note the disclosure that states, “...such unfilled vacancies may be filled at the discretion of the newly constituted Board.” Please provide clarifying disclosure regarding the manner in which the Board would be permitted to exercise such discretion.

RESPONSE:

In response to the Staff’s comment, we have clarified the disclosure in the Consent Statement with respect to the manner in which the Board may fill vacancies.

Solicitation of Consents, page 16

6.                                      We note that consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the Participants’ understanding in a response letter or otherwise.

RESPONSE:

We confirm the Participants’ understanding that all written soliciting material must be filed under cover of Schedule 14A.

7.                                      Please ensure that all disclosure required under Item 4(b) of Schedule 14A is provided.

RESPONSE:

In response to the Staff’s comment, we have included disclosures relating to the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders, and we confirm that all other disclosures required under Item 4(b) of Schedule 14A has been provided.

Information Concerning the Issuer, page 17

8.                                      Please be advised that if the Participants intend to rely on Rule 14a-5(c), such reliance would be impermissible at any time before the Company distributes the information to stockholders. If the Participants decide to disseminate their consent solicitation statement prior to the distribution of the Company’s consent revocation statement, the Participants must undertake to provide any omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive consent solicitation statement without all required disclosures. Please advise us as to the timing of the Participants’ anticipated distribution.

RESPONSE:

In response to the Staff’s comment, we have clarified the disclosure regarding the Company’s consent revocation statement, including an undertaking that the Participants will provide any omitted information by supplement to the Consent Statement.

Form of Proxy

9.                                      Please clearly mark as preliminary the form of proxy. See Rule 14a-6(e)(1).

RESPONSE:

In response to the Staff’s comment, we have marked as “preliminary” the form of consent.

10.                               Please clearly provide the spaces to write in names that the instructions indicate are included on the form of proxy but at present do not appear.

RESPONSE:

In response to the Staff’s comment, we have revised the form of consent to provide spaces to write in names consistent with the instructions.

Please direct any questions regarding the foregoing to the undersigned at (215) 864-8625.

Sincerely,

/s/ Gerald J. Guarcini
Gerald J. Guarcini